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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------
                                   SCHEDULE TO

                                 (RULE 14d-100)

       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                                 PROXICOM, INC.
                          (Name of Subject Company)

                               PFC ACQUISITION CORP.
                           COMPAQ COMPUTER CORPORATION
                                   (Offerors)

                    Common Stock, Par Value, $0.01 per Share
                         (Title of Class of Securities)

                             -----------------------

                                    744282104
                      (Cusip Number of Class of Securities)

                                 Kyle Doda, Esq.
                           Compaq Computer Corporation
                                  20555 SH 249
                              Houston, Texas 77070
                            Telephone: (281) 370-0670
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Christopher Mayer
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

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Press release


Contact(s):   Joseph Eckert                             Geary Campbell
              Compaq Computer Corporation               Proxicom
              978-496-8140                              703-262-6134
              Joe.Eckert@Compaq.com                     gcampbell@Proxicom.com



          Compaq Strengthens Global Services Unit by Acquiring Proxicom

                    Compaq Extends Reach into the Enterprise,
                     Deepens Value Proposition for Customers


         Stow, Mass., April 26, 2001 - Compaq Computer Corporation (NYSE: CPQ) today announced an agreement to acquire Proxicom, Inc., (NASDAQ: PXCM), a leading e-business consulting and professional services firm, for $5.75 per share in cash for the outstanding stock. The aggregate purchase price, net of current cash, is $266 million.

         "The addition of Proxicom will strengthen Compaq's value proposition to customers by supporting our already significant presence in telecommunications and financial services markets, and extending our capabilities in markets including retail, automotive, manufacturing, and media and entertainment," said Peter Blackmore, executive vice president, Worldwide Sales and Services of Compaq. "Proxicom maximizes many of our existing enterprise customer relationships, deepening and broadening our value within these accounts due to both its vertical market expertise and robust skills in e-business, wireless and emerging technologies."

         Under the terms of the acquisition agreement, Compaq will promptly commence a tender offer for all outstanding Proxicom shares. Any Proxicom shares not acquired by Compaq in the tender offer will be acquired in a second step merger. This acquisition is subject to customary closing conditions and government approvals, and is expected to be completed toward the end of the second quarter. The board of directors of each company has approved the acquisition and two of Proxicom's largest shareholders, Proxicom Chairman and CEO Raul Fernandez and General Atlantic Partners, have agreed to tender their shares into the offer and otherwise support the transaction. The acquisition will be neutral to earnings in the second half of 2001 and accretive in 2002.

         "As we stated in our first quarter earnings call this week, Compaq is aggressively focused on five key initiatives to drive increased growth and profitability, including aggressive go-to- market programs, continued product innovation, expansion of global services, permanent reductions in inventory and substantial reduction in structural cost," Blackmore stated. "Clearly, the Proxicom acquisition is a strong step in growing our $7 billion Global Services business and in providing complete end-to-end solutions to customers."

         Compaq Global Services is one of the largest and most experienced service organizations in the industry. Built on more than 40 years of experience, the unit's 38,000 professionals deliver consulting, integration, management and support services in more than 200 countries.

         Proxicom will be a wholly owned subsidiary of Compaq Computer Corporation reporting to Jeff Lynn, Vice President and General Manager, Compaq Global Services. The unit will be called Proxicom, a Compaq Global Services Company.

         "We believe that the customer-oriented synergies across Compaq and Proxicom in skill set and culture will help ensure a smooth integration of our businesses," Lynn said. "Proxicom's great customer relationships, depth of talent and proven track record will further enhance our ability to bring innovative solutions to customers around the world."

         Proxicom, Inc., founded in 1991, has grown to be one of the leading consulting and professional development firms, pioneering a unique approach to deliver e-business solutions for global enterprise clients through the integration of Internet technologies, strategies and creative design. The company provides specialized e-business development expertise across a broad spectrum of industry segments.

         "We are delighted to be joining Compaq with whom we've worked in both customer and partner roles," said Proxicom founder Fernandez. "By pooling our expertise and sharing best practices across our organizations, we will be able to offer broader, enhanced capabilities to our clients and increased opportunities to our employees."

         Compaq Computer Corporation, a Fortune Global 100 company, is a leading global provider of technology and solutions. For more corporate information, see: www.compaq.com.

Compaq and the Compaq logo Registered U.S. Patent and Trademark Office. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies. This press release may contain forward-looking statements based on current expectations that involve a number of risks and uncertainties. The potential risks and uncertainties that could cause actual results to differ materially include: component shortages, delays in the implementation of changes in delivery models, increased competitive environment and pricing pressures, delays in product rollout schedules, slow acceptance for new form factors, employee retention, disruptions related to restructuring actions, the financial condition of resellers, delays in new systems implementation, operational inefficiencies related to sales cycles, equity investment volatility, and emerging market political or economic instability. Further information on the factors that could affect Compaq's financial results is included in Compaq's Securities and Exchange Commission (SEC) filings, including the latest Annual Report on Form 10-K and the latest quarterly report on Form 10-Q.


Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when they become available, because they will contain important information. The tender offer statement will be filed by Compaq with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Compaq and Proxicom at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Compaq Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Proxicom Investor Relations.



Visitors will be able to access the live webcast via the PressPaq virtual press kit at: http://www.compaq.com/newsroom/presspaq/042601/index.html

Additional Acquisition Information

Supports Compaq's Strategy

A key initiative in Compaq's strategy is to grow the Compaq Global Services business to be 30% of the company's revenues. Additionally, the company wants to strengthen its industry expertise and ability to deliver complete end-to-end solutions to global enterprise customers. This objective will be achieved through a combination of organic growth and acquisitions. The Proxicom acquisition is the first such action and will strengthen Compaq's offerings in professional services, specifically in telecommunications, financial services, manufacturing, retail, and media and entertainment, as well as provide complementary professional and management talent.

About Proxicom

Proxicom was founded in 1991 as a systems integrator. In 1994, when most new web site development companies were setting up elementary pages, Proxicom was already building robust, e-commerce enabled sites that integrated existing mainframe applications and databases. Today, Proxicom's clients include AOL Time Warner, General Electric, General Motors, Merrill Lynch, Marriott International, and Toyota Motor Sales, USA and over 1,000 engagements for leading corporations.

Proxicom has industry-specific expertise in automotive and manufacturing, communications and high technology, consumer goods and retail, energy, financial services, media and entertainment and services industries. The company is primarily based in North America. It has 950 total employees, and approximately 12 to 15 percent of its revenue is international.

Compaq's Vertical Market Presence

Compaq's solutions in the financial services and telecommunications sectors currently represent 30% of revenue for Compaq's Global Services. Compaq has implemented the solutions that are responsible for 80 percent of all financial services transactions and 95 percent of the world's securities transactions. Its customers include BankAmerica, NASDAQ, London Stock Exchange and Raymond James Financial Services.

In the telecommunications sector, 35 telecom operators use Compaq products and over 35 million customers depend on Compaq for wireless services. Companies like British Telecom, Sprint, Cable and Wireless, and RoadRunner look to Compaq to provide complete solutions for rapid deployment. Today, Compaq equipment and services manage 80% of all telecoms billing and customer care in Europe and Asia.

Most recently, Target Corporation chose Compaq's Zero Latency Enterprise (ZLE) architecture to redefine its customer relationship environment.

                                              CONFERENCE CALL SCRIPT
                                              5.00pm - APRIL 26, 2001

BLACKMORE:
Good afternoon, and thank you for joining us on such short notice.

As we stated in our Q1 earnings call this week, Compaq is aggressively focused on five key initiatives to drive increased growth and profitability, including aggressive go-to-market programs, continued product innovation, expansion of global services, permanent reductions in inventory and substantial reduction in structural cost.

Clearly, our Global Services organization is a key driver of our growth strategy. While it's currently 21% of the overall Compaq revenue stream, we expect that to grow to 30% in just a few years.

We're here today to talk about a move that will help accelerate that growth.

But let me first hand it over to Jeff Lynn, VP and GM of Compaq's Global Services unit to put this announcement in perspective for you.

JEFF:
Compaq Global Services:

     o is one of the largest and most experienced services organizations in the world.

          o    More than 40-years' of experience

          o    38,000 professionals

          o    more than 20 countries.

     o maximizes the benefits of integrating and managing new technology to accelerate our customers' competitive edge by:

          o    Architecting

          o    Designing

          o    Implementing

          o    Integrating

          o    Managing

          o    Supporting

       ... innovative solutions

As we stand here today, we:

     o    Are completely enterprise focused

     o    Are among the top five systems integrators in the world

     o    Have a revenue of $7 billion

     o Contribute to 21% of Compaq's revenue, with a goal to grow that to 30% within three- years

     o    Provide support for 14,000 products from 1300 different suppliers

     o    Have 3,000 customers worldwide

Already, our solutions power the majority of the world's stock exchanges, ATM networks and 911 telephone lines. NASDAQ, the largest computer-only trading exchange in the world has 900 million online trades a day and 2000 transactions a second. It relies totally on Compaq's ability to keep it running non-stop.

BLACKMORE:

Today, we're announcing the acquisition of Proxicom, a leading e-business consulting and development firm, based in Reston, Virginia.

     o    This strategic move:

          o    strengthens our in-house expertise in key industries

          o enhances our relationships with global, enterprise customers - deepening our value proposition

          o increases our skills in e-business, wireless an emerging technologies

          o extends the company's current capabilities to serve large enterprise companies

Under the terms of the agreement:

     o Compaq will purchase outstanding share of common stock for $5.75 per share.

          o The total gross purchase price for the Proxicom stock is $336M; the transaction aggregate purchase price, net of current cash, is $266M.

     o The acquisition is expected to be completed toward the end of the 2nd quarter or beginning of the 3rd quarter

     o The acquisition has been approved by the board of directors of each company and is subject to customary closing conditions and government approvals

     o In addition, two of Proxicom's largest shareholders, Chairman and CEO Raul Fernandez and General Atlantic Partners, have agreed to tender their shares into the offer and otherwise support the transaction

Proxicom will retain its brand identity and operate as a practice within Compaq's Professional Services unit, reporting to Jeff Lynn, VP and GM. The company will operate as Proxicom, a Compaq Global Services company.

Let me introduce you to Raul Fernandez, CEO, Founder and Chairman of Proxicom to tell you more about the company and why we've chosen to work together.

FERNANDEZ:
We are thrilled to be joining Compaq after working with them in both a customer and partner role. The acquisition enables us to pool our expertise and bring additional strengths to Compaq's capabilities:

     o    Significant experience in key vertical industries, such as:

          o    Automotive

          o    Manufacturing

          o    Communications and High Tech

          o    Consumer Goods and Retail

          o    Energy

          o    Financial Services

          o    Media and Entertainment

     o    Founded 1991

     o    950 employees

     o    2000 revenue of more than $200 million

     o Current additional service engagements at Fortune 500 companies, including:

          o    General Motors

          o    General Electric

          o    Marriott

          o    AOL Time Warner

     o    Enhanced Internet and eBusiness skills

     o    Global acumen, dovetailing with Compaq own global approach

BLACKMORE:
In summary, by pooling our expertise and sharing best practices across our organizations, we will be able to offer broader, enhanced capabilities to our clients. This announcement is a win both for our customers, and our two companies.

We'll now take questions

     o    Q and A

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when they become available, because they will contain important information. The tender offer statement will be filed by Compaq with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Compaq and Proxicom at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Compaq Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Proxicom Investor Relations.